P.E. 2/1/02



UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of February 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Yes [ ] No [X]

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: February 15, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

**Wednesday February 13, 5:17 pm Eastern Time**

**Press Release**

*SOURCE: TV Azteca, S.A. de C.V.*



# TV Azteca Reports 49% EBITDA Margin in 4Q01; 44% for the Full Year

## - EBITDA Increases 44% in 4Q01; 14% for the Year -

## - Advertising Sales Increase 14% in Dollar Terms to a Record US$ 479 Million -

MEXICO CITY, Feb. 13 /PRNewswire-FirstCall/ -- TV Azteca, S.A. de C.V. (NYSE: TZA - news; BMV: TVAZTCA), a leading producer of Spanish language television programming, today announced fourth quarter net sales of US$ 199 million and EBITDA of US$ 97 million, a 19% and 44% increase, respectively over the prior year period. Fourth quarter EBITDA margin rose nine percentage points to 49%.



Net sales for the year rose 2% compared with the prior year. Full year EBITDA increased 14%. The EBITDA margin for 2001 rose to 44%, up from 40% in 2000.

On a proforma basis, excluding sales and costs related to the broadcast of the 2000 Summer Olympic Games and the July 2 elections, net revenue and EBITDA for 2001 grew 9% and 27%, respectively.

``We have been able to consistently increase TV Azteca's profitability thanks to the combination of our strict adherence to production budgets and growing net sales," commented Pedro Padilla, CEO of TV Azteca. ``Increased sales reflect our ability to deliver the audience demographics advertisers want, and the popularity of our content. The strides made over this past year have solidified TV Azteca's position in the market place."

Mr. Padilla emphasized that the strength of TV Azteca's market position helped the Company achieve record 2002 advertising pre-sales, an important positive indicator of 2002 revenues.

``Last year was also significant on the strategic front, as we started operations in the United States through Azteca America and our programming is now available to 28% of US Hispanics. This substantially increases the Company's potential market, which expands the reach of TV Azteca's successful content at low associated costs, thus further strengthening our profitability," he concluded.

Fourth Quarter Results

Fourth quarter net sales rose 19% to US$ 199 million, up from US$ 167 million a year earlier. Total costs and expenses were US$101 million similar to last year's US$100 million. This resulted in a 44% increase in fourth quarter EBITDA to US$97 million, compared with US$67 million last year.

Net income for the quarter was US$69 million, or US 37 cents per ADS, compared with US$52 million, or US 28 cents per ADS, for the same period in 2000.

Share of Commercial Audience

During the quarter, TV Azteca's full day commercial audience share rose 6% to 36%, versus the same quarter last year. During prime time the Company's audience grew to 41%. Prime-time ratings are at their highest level since 1997 and represent a 19% improvement from the fourth quarter of 2000.

``During the quarter our programming gained popularity practically in all time slots,













while maintaining our focus on key socio-economic demographics," commented Mario San Roman, Director General of Distribution Channels of TV Azteca. ``This reinforces our position as a leading producer of quality Spanish programming in the world, consolidates our solid presence in Mexico, and provides us with an effective platform to compete both at home and abroad."

Record Net Revenues

Fourth quarter net revenue was US$ 199 million, which is a record for the Company, and a 19% increase over the US$ 167 million recorded in the prior year period.

The growth in sales resulted from a close convergence of the demographic targets of TV Azteca and our clients, as well as an increase of real advertising prices of about 9% compared with the prior year period, which adds to a 30% real price increase in the first nine months of 2001. Simultaneously, utilization rate was reduced by approximately 17% compared to the same period a year ago.

``We experienced strong demand for advertising at TV Azteca, which resulted in higher prices despite relatively high utilization time. This is a solid indicator that our advertisers are increasingly aware that placing their advertising buy with TV Azteca is a very efficient way to reach their target audience," commented Gustavo Guzman, General Director of TV Azteca Sales.

TV Azteca reported US$ 4.5 million in revenue related to Todito.com during the quarter, including US$ 1.7 million in advertising revenue and US$ 2.8 million in content and sales support. Advertising sales to Unefon were US$ 2.2 million. In the fourth quarter of 2000, sales to Todito and Unefon were US$ 4.2 million and US$ 1 million respectively.

In the fourth quarter, non-cash revenues declined. Barter sales and inflation adjustment for prepayments were US$ 11 million, or 5.7% of net income, compared with US$ 14 million, or 8.3% of net income for the fourth quarter a year ago.

Total Costs and Expenses

Total costs and expenses for the quarter were US$ 101 million, similar to last year's US$ 100 million. Programming, production, and transmission costs were flat compared with last year, while administration and selling expenses increased 5%.

``Disciplined cost controls, along with substantially higher revenue means that we used our resources allocated toward content creation in a more efficient way," said Rodrigo Pliego, CFO of TV Azteca. ``Our focus is on developing programming whose contribution to profitability will be optimal."

He added, ``In 2002 we will maintain the same contribution criteria on content selection, and therefore expect to maximize returns on our production costs, thus maximizing once again our profitability."

Administration and selling expense for the quarter was US$ 27 million, compared with US$26 million for the same period of 2000. This reflects increases in local operations in line with TV Azteca's strategy of offering extended regional advertising in Mexico, as well as international expansion.

EBITDA and Net Income

Substantially higher growth in revenue compared to costs and expenses resulted in an EBITDA of US$ 97 million, an increase of 44% compared with US$ 67 million a year ago. This marks the highest EBITDA recorded in 13 quarters. The EBITDA margin was 49%, nine percentage points above the 40% posted in the prior year period.

Fourth quarter net income rose 33% to US$ 69 million, up from US$ 52 million in the fourth quarter of 2000. The increase in net income was favorably impacted by a foreign exchange gain of US$ 12 million, versus a fourth quarter last year exchange loss of US$ 8 million. This was primarily due to a 4% appreciation in the peso during the quarter, compared with a 2% decline in the peso's value a year ago.

The Company recorded net balance of other expenses equal to zero, compared with US$ 15 million in the same quarter of 2000. This is principally associated with lower legal advisory fees, the fact that TV Azteca did not recognize Unefon's results in its financial statements this quarter since Unefon is considered to be a temporary investment, and other income earned during the fourth quarter.

The Company reported a loss of US$ 2.1 million related to TV Azteca's 50% interest in Todito.com. During the fourth quarter of 2000, the Company reported earnings of US$ 0.7 million related to Todito.

Advertising Pre-sales Rise to a Record US$ 479 million

The balance of advertising advances as of December 31, 2001 was US$ 479 million, excluding pre-sales to Unefon and Todito. This is an all-time high for TV Azteca and a 14% increase, in dollar terms, compared with US$ 419 million published in the prior year.

Advertising pre-sale prices for 2002 are approximately 8% higher than advertising rates in 2001.

The Company considers record pre-sale levels as a vote of confidence from advertisers regarding the ability of TV Azteca's content to reach their target audience, and a positive indicator of TV Azteca's prospects in 2002.

Solid Advances at Azteca America

During the quarter, Azteca America Network, TV Azteca's wholly owned Spanish language broadcasting network for the US Hispanic market, added two new full power television stations from Pappas Telecasting Companies. KNC-TV, Channel 42, which covers the San Francisco, Oakland, San Jose, Sacramento, Stockton and Modesto areas and KAZH-TV Canal 57, which covers Houston, Texas. With the addition of these stations Azteca America network now reaches approximately 28% of the Spanish-speaking market in the US.

Azteca America also acquired a 25% equity stake in these affiliates from Pappas Telecasting for US$ 70 million. The acquired stations are debt free, and will provide a platform to leverage US assets with which to finance further expansion.

``The acquired stations together with positive business perspectives, place us in a solid position to further increase coverage towards profitable markets," commented Luis J. Echarte, President and Chief Executive Officer of Azteca America Network. ``Combining our programming, which continues to gain popularity in various time slots, with the positive financial outlook for Azteca America Network generates greater demand for affiliate relationships. Strategically capitalizing on these market opportunities will make Azteca America Network a dynamic player in the US."

Twelve Month Results

For all of 2001, net sales were US$632 million, a 2% increase over last year's US$ 618 million. EBITDA rose to US$ 278 million and EBITDA margin grew to 44%, compared to US$ 244 million and a 40% EBITDA margin in 2000. Net earnings were US$156 million, a fourfold increase over 2000 earnings of US$40 million.

On a pro forma basis, excluding sales and costs related to the broadcast of the 2000 Summer Olympic Games and the July 2 elections, net revenue and EBITDA for 2001 grew 9% and 27%, respectively.

Pedro Padilla Named CEO

In October, the Board of Directors named Pedro Padilla as the new CEO of TV Azteca, replacing Ricardo B. Salinas, who will still act as Chairman of the Board.

Mr. Padilla has been a member of the Board of TV Azteca since 1993 and has participated in the Company's executive committee. He played an important role in the acquisition of TV Azteca from the federal government in 1993. He also had an outstanding performance in Grupo Elektra, where he substantially increased the sales and profitability of the company.

Company Profile

TV Azteca is a leading producer of Spanish language television programming, and one of two broadcast TV companies in Mexico, operating two national television networks, Azteca 13 and Azteca 7, through more than 250 owned-and-operated stations located throughout Mexico. TV Azteca also operates a national broadcast television network in El Salvador. TV Azteca affiliates include Unefon, a Mexican mobile telephony operator focused on the mass market, Todito.com, an Internet portal for North American Spanish speakers, and Azteca America, a new broadcast television network focused on the rapidly growing US Hispanic market.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

*SOURCE: TV Azteca, S.A. de C.V.*